UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

Vedanta Limited (the Company) hereby inform you that M/s. S.R. Batliboi & Co. LLP, Chartered Accountants, (Firm Registration Number 301003E/E300005) has been appointed as the Statutory Auditors of the Company in place of M/s Deloitte Haskins & Sells LLP for a period of five (5) years for the financial year 2016-17 to 2020-21. This is subject to ratification by the members at every Annual General Meeting, as may be required under the applicable provisions of the Indian Companies Act, 2013.

M/s Deloitte Haskins & Sells continues to be the Certifying Accountant for the Company’s Form 20F filing for the financial year April 2015 to March 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2016

VEDANTA LIMITED

By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole-Time Director & Chief Financial Officer